UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,

55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On August 17, 2026, VCI Global Limited (the “Company”) entered into a Business Separation Agreement (the “Separation Agreement”) with V Gallant Limited (“V Gallant”), a Company Limited by shares incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of the Company. The Separation Agreement provides for the separation of the Company’s technology related consulting and product businesses in the areas of artificial intelligence (AI), cybersecurity, robotics, cloud storage, and hardware and software technology (the “Technology Related Business”) from the Company’s other businesses.

Pursuant to the Separation Agreement, the Company has agreed to provide certain transition services to V Gallant, including HR and administrative services, finance services, and legal services, for a period of one (1) year following the closing (the “Transition Period”). The shared service costs for such transition services are set forth in Exhibit 1.01 to the Separation Agreement and are intended to reflect the Company’s historic cost allocation for providing such services.

The Separation Agreement also contains mutual non-competition and non-solicitation covenants for a period of five (5) years from the closing date. Under these covenants, neither the Company nor V Gallant (or their respective affiliates) may compete with, or solicit employees of, the other party during the non-competition period, subject to certain customary exceptions.

The Separation Agreement is governed by New York law and is subject to the exclusive jurisdiction of the courts of the State of New York and the federal courts located in New York.

The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation Agreement, a copy of which is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K (the “Report”) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-282353 and File No. 333-279521) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 20, 2026	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Business Separation Agreement, dated August 17, 2026, by and between VCI Global Limited and V Gallant Limited.

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